                                                                    Exhibit 12-A

                        Atlantic City Electric Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)
                            ----------------------

                                         12 Months
                                           Ended
                                         March 31,                               Year Ended December 31,
                                                      -------------------------------------------------------------------------
                                           1998           1997           1996           1995           1994           1993
                                       -------------  -------------  -------------  -------------  -------------  -------------
Net income                             $      52,479  $      85,747  $      75,017  $      98,752  $      93,174  $     108,026
                                       -------------  -------------  -------------  -------------  -------------  -------------

Income taxes                                  46,616         50,442         36,958         48,277         36,130         45,893
                                       -------------  -------------  -------------  -------------  -------------  -------------

Fixed charges:
    Interest on long-term debt
       including amortization of
       discount, premium and
       expense                                63,969         64,501         64,847         62,879         58,460         61,018
    Other interest                             3,579          3,574          4,019          4,364          4,148          3,884
    Preferred dividend require-
       ments of subsidiary
       trust                                   5,775          5,775          1,428              -              -              -
                                       -------------  -------------  -------------  -------------  -------------  -------------
       Total fixed charges                    73,323         73,850         70,294         67,243         62,608         64,902
                                       -------------  -------------  -------------  -------------  -------------  -------------

Nonutility capitalized interest               (1,186)        (1,215)        (1,091)        (1,372)        (1,028)          (871)
                                       -------------  -------------  -------------  -------------  -------------  -------------

Earnings before income taxes
    and fixed charges                  $     171,232  $     208,824  $     181,178  $     212,900  $     190,884  $     217,950
                                       =============  =============  =============  =============  =============  =============



Ratio of earnings to fixed charges              2.34           2.83           2.58           3.17           3.05           3.37

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, and the interest factor associated with the Company's major leases.

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